Filed by Hexcel Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hexcel Corporation

Commission File No.: 001-08472

Date: February 5, 2020

The following statements are excerpts from a transcript of Hexcel Corporation’s fourth quarter 2019 earnings conference call held on February 4, 2020.

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Nick L. Stanage, Chairman, Chief Executive Officer and President

I would now like to take a few moments to discuss the transformational merger of equals with Woodward that we announced a few weeks ago. The combination of Hexcel and Woodward will create a premier integrated systems provider that will propel the future of flight and energy efficiency, and our combination couldn’t be more timely. Fuel efficiency and emissions reduction are top-of-mind in the aerospace industry now more than ever.

We believe the strategic and financial benefits of the transaction are compelling. Together, Hexcel and Woodward will be uniquely positioned to meet some of the most pressing challenges our customers are facing. The combined company will have a well-balanced portfolio across customers, end-market and investment cycles with significant free cash flow generation forecasted, and a disciplined capital deployment strategy to support investment in the business and capital return to shareholders.

Since our announcement with Woodward, we’ve had conversations with many of our key stakeholders about the merger, and how it advances our shared objective to drive long-term growth and value creation for our shareholders, customers, and employees. In particular, the response from our customers has been extremely positive, and we are very excited to bring them solutions that will improve aerodynamics, energy efficiency, safety, and lower-emission technologies.

We’re making good early progress with our merger integration planning and continue to expect the transaction to close in the third calendar quarter of 2020, subject to shareholder approvals and other customary closing conditions and approvals. As we move through this process, we look forward to continuing to speak with you about the exceptional strength of the combination and the benefits it will deliver for all of our stakeholders.

Important materials regarding the transaction can be found on our joint transaction website at woodwardhexcelmerger.com.

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Share count is not expected to change materially, as we have halted our share repurchases until the merger with Woodward closes.

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We look forward to closing on our transaction with Woodward later this year and starting an exciting new chapter in our history.

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Mike Sison, Wells Fargo

I had a question just on the—back to the Hexcel and Woodward combination. You’ve had another month or so to sort of sit on it. Can you maybe talk about your relationship with Airbus? As I recall, Woodward doesn’t have a significant position there, so maybe what the synergy potential is on that, on bringing them into the equation as the combination unfolds.

Nick L. Stanage, Chairman, Chief Executive Officer and President

Yes. Mike, thanks for your question. I would point out that you’re right in the fact that Woodward do not have significant direct sales to Airbus, but keep in mind they’re on virtually every aircraft through engines and other tier-one providers, so they have very strong positions on the Airbus platform portfolio.

Having said that, we’re very excited, and we’ve had discussions with Airbus, as Tom has, on new opportunities for next-generation technologies that help improve aerodynamics, as well as efficiencies. It’s a little premature to really go in and jointly work it, but our teams are certainly getting educated on each other’s capabilities, and we are in a great position to demonstrate Airbus, as well as many others, the value of the complementary combination of our two companies.

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Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Hexcel or Woodward to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Hexcel, Woodward or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by Hexcel stockholders and Woodward stockholders on the expected schedule; difficulties and delays in integrating Hexcel’s and Woodward’s businesses; prevailing economic, market, regulatory or business conditions, or changes in such conditions, negatively affecting the parties; risks that the transaction disrupts Hexcel’s or Woodward’s current plans and operations; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; the ability of Hexcel or Woodward to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of the combined company following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Hexcel and Woodward operate; and the fact that Hexcel’s and Woodward’s reported earnings and financial position may be adversely affected by tax and other factors.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Hexcel’s and Woodward’s publicly filed reports, including Hexcel’s Annual Report on Form 10-K for the year ended December 31, 2018 and Woodward’s Annual Report on Form 10-K for the year ended September 30, 2019.

Hexcel and Woodward caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make except as required by applicable law. All subsequent written and oral forward-looking statements attributable to Hexcel, Woodward or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Woodward will file with the SEC a registration statement on Form S-4 to register the shares of Woodward’s common stock to be issued in connection with the merger. The registration statement will include a preliminary joint proxy statement/prospectus which, when finalized, will be sent to the respective stockholders of Hexcel and Woodward seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEXCEL, WOODWARD AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Hexcel at its website, www.hexcel.com, or from Woodward at its website, www.woodward.com. Documents filed with the SEC by Hexcel will be available free of charge by accessing Hexcel’s website at www.hexcel.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Hexcel Corporation at 281 Tresser Boulevard, Stamford, Connecticut 06901, (203) 352-6826, and documents filed with the SEC by Woodward will be available free of charge by accessing Woodward’s website at www.woodward.com under the heading Investors, or, alternatively, by directing a request by telephone or mail to Woodward, Inc. at PO Box 1519, Fort Collins, Colorado 80522, (970) 498-3580.

Participants In The Solicitation

Hexcel, Woodward and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Hexcel and Woodward in respect of the proposed merger under the rules of the SEC. Information about Hexcel’s directors and executive officers is available in Hexcel’s proxy statement dated March 22, 2019 for its 2019 Annual Meeting of Stockholders. Information about Woodward’s directors and executive officers is available in Woodward’s proxy statement dated December 13, 2019 for its 2019 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. You may obtain free copies of these documents from Hexcel or Woodward using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities in connection with the proposed merger, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in connection with the proposed merger except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, included in the Form S-4 registration statement filed by Woodward.